SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: HY11 Part 2 of 5

Part 2 of 5

Overview

Key financial highlights

Delivery of strong operating profit
IFRS operating profit Please refer to attached PDF to view graph detail
■ IFRS operating profit increased to £1,337 million (HY10: £1,270 million), an increase of 5% driven in particular by strong growth in Europe.
■ This number is impacted by the partial disposal of Delta Lloyd on 6 May 2011 which means that the Group operating profit includes 100% of Delta Lloyd's operating profit up to the date of transaction and only a 43% share thereafter.
■ IFRS operating profit excluding Delta Lloyd increased to £1,111 million (HY10: £1,046 million), an increase of 6%.
■ The IFRS loss after tax was £59 million (HY10: £1,505 million profit) driven primarily by adverse investment variances in Delta Lloyd of £0.8 billion relating to differing movements in asset and liability yield curves used by Delta Lloyd. This is a reversal of the positive investment variances of £0.8 billion seen in FY10. Moving forward, deconsolidation significantly reduces exposure to the volatility of earnings in this business.

IFRS long-term business Please refer to attached PDF to view graph detail
■ Long-term business operating profit, excluding Delta Lloyd, increased 7% to £1,082 million (HY10: £1,009 million) driven primarily by Europe where there have been increased operating returns in participating business together with reduced new business strain. In the UK, results are in line with HY10, which benefitted from a special distribution of £84 million.
■ On an underlying basis, excluding the impact of the special distribution in the UK in H1 2010, the long term business operating profit (excluding Delta Lloyd) increased by 17%.
■ IFRS new business income improved marginally to £471 million (HY10: £467 million) with increased margins offsetting the impact of lower volumes.
■ Investment returns excluding the special distribution increased 5% to £1,319 million (HY10: £1,254 million).

General insurance and health Please refer to attached PDF to view graph detail
■ General insurance and health operating profit decreased to £456 million (HY10: £525 million).
■ Excluding Delta Lloyd, general insurance and health operating profit increased to £455 million (HY10: £444 million). Strong underwriting performance has been offset by lower LTIR income.
■ The underwriting result increased to £119 million (HY10: £61 million), due to improving current year profitability in the UK and benign weather in Europe. In addition, HY10 included adverse weather particularly in Europe.
■ The combined operating ratio improved to 96% (HY10: 97%).
■ Net written premiums increased to £4,708 million (HY10: £4,337 million), with the growth primarily in the UK.

Fund management Please refer to attached PDF to view graph detail
■ Operating profit decreased to £53 million (HY10: £56 million). Excluding Delta Lloyd, operating profit increased to £42 million (HY10: £39 million).
■ Total funds under management are £352 billion (FY10: £402 billion). Excluding Delta Lloyd total funds under management have increased from £340 billion at the end of 2010 to £352 billion.

IFRS Total Return Please refer to attached PDF to view graph detail
■ Total return was £116 million (HY10: £1,072 million). Excluding discontinued operations (Delta Lloyd), total return was £434 million (HY10: £642 million). Included in this amount are adverse investment variances of £51 million (HY10: £129 million favourable).
■ Delta Lloyd total return for the period was a loss of £318 million. This includes a loss of around £360 million (net of tax and non-controlling interest) that relates to a reversal of the positive investment variances seen in 2010.
■ The key drivers of the movement compared with the prior year are the reversal of the positive investment variance seen in Delta Lloyd in FY10 and adverse investment variances in Aviva Europe, particularly in Italy and Ireland.
■ The effective tax rate for the period was 13% (HY10: 27%).

Return on equity Please refer to attached PDF to view graph detail	■ IFRS ROE is 12.8% (FY10: 14.8%). The main driver of the change is the 24% growth in the capital base over 2010 driven by profits in the period and the reduction in the staff pension scheme deficit.
MCEV operating profit Please refer to attached PDF to view graph detail
■ MCEV operating profit decreased by 18% to £1,665 million (HY10: £2,031 million).
■ Within this, Life MCEV operating earnings, excluding Delta Lloyd, were £1,350 million (HY10: £1,761 million), a decrease of 23%.
■ The value of new business (VNB) excluding Delta Lloyd reduced to £369 million from £483 million (HY10), around half of this is driven by reduced volumes with the balance arising from reduced margins in the US (which have been affected by adverse movements in risk free rates).
■ In addition, HY10 benefitted from positive reserve releases arising from modelling changes in France and positive experience variances which have not been repeated in HY11.
■ MCEV profit after tax increased to £843 million (HY10: £830 million).

Group performance
IFRS net asset value per share Please refer to attached PDF to view graph detail
■ IFRS net asset value (NAV) is 425 pence (FY10: 454 pence). This is an increase compared with the NAV on a pro-forma basis as at 31 December 2010 of 423 pence following the partial disposal of Delta Lloyd.
■ Profits for the period and positive foreign exchange movements have been partially offset by payment of the final dividend and adverse investment market movements.

MCEV and EEV equivalent net asset value per share Please refer to attached PDF to view graph detail
■ The MCEV NAV has increased to 554 pence (FY10: 542 pence). This change is driven by profits for the period and positive foreign exchange movements offset by the partial disposal of Delta Lloyd and payment of the final dividend.
■ The EEV equivalent NAV was 615 pence at 30 June 2011 (FY10: 621 pence). The main driver of this reduction is the partial disposal and consequent change in the classification of the Delta Lloyd life business to non-covered business.

IGD Solvency Please refer to attached PDF to view graph detail
■ IGD solvency surplus at 30 June 2011 is £4.0 billion (FY10: £3.8 billion).
■ A 20% fall in equities would reduce IGD surplus by £0.4 billion.
■ At 30 June 2011 IGD cover is 1.6 times (FY10: 1.6 times).

Capital discipline
Net operational capital generated Please refer to attached PDF to view graph detail
■ Net Operational Capital Generated (OCG) is £0.8 billion (HY10: £0.9 billion). Capital generated from existing business was £1.3 billion (HY10: £1.4 billion) offset by capital investment in new business of £0.5 billion.
■ Within the £0.5 billion of capital investment in new business (HY10: £0.5 billion), the life component has reduced by £0.2 billion compared with HY10 driven by improved efficiency of new business and some reduction in new business volumes. The capital investment in non-life business in the period is broadly neutral compared with the release of £0.2 billion in HY10.
■ HY10 OCG benefitted from the special distribution from the UK with-profits funds, an AXXX reinsurance transaction in the US and a positive release of capital resource requirements in the UK general insurance business.

Internal Rate of Return Please refer to attached PDF to view graph detail
■ Overall group IRR excluding Delta Lloyd increased to 14.3% from 13.3% for FY10. Compared with 2010 there have been increases in UK, Europe and Asia Pacific with US IRR maintained in line with 2010.
■ Payback periods have improved overall from 7 years in 2010 to 6 years for HY11.

Growing VIF
New business and MCEV margin Please refer to attached PDF to view graph detail
■ Worldwide long term savings sales (including investment products), excluding Delta Lloyd, were £16.1 billion (HY10: £18.1 billion), a reduction of 11%, with increases in the UK and Asia Pacific offset by reductions in Europe and North America. On a local currency basis, sales decreased by 10%.
■ The reduction in long-term savings sales seen in H1 2011, is primarily driven by Italy and the US where we have taken management actions to improve profitability and capital consumption.
■ Within this, total life and pensions sales were £14.3 billion (HY10: £16.3 billion), a decrease of 12%.
■ New business margin excluding Delta Lloyd is 2.6% (HY10: 3.0%) with improvements in the UK, Europe and Asia Pacific offsetting a decrease in the US.
■ MCEV VIF has increased to £6.6 billion (FY10: £6.1 billion).
■ The expected future cash flows from our in-force life book increased to £33.4 billion (FY10: £31.5 billion) excluding Delta Lloyd.

Other
Underlying costs
■ Total expenses, excluding Delta Lloyd, have increased by 1% from £1,952 million to £1,978 million in HY11. On a like-for-like basis (excluding the impact of foreign exchange, restructuring and acquisitions and disposals) costs increased by 1% with the impact of inflation broadly offset by cost savings.

Interim dividend of 10.0 pence	■ Interim dividend of 10.0 pence is an increase of 5%.
Impact of foreign exchange	■ Total foreign currency movements during 2011 resulted in a gain recognised in profit before tax of £61 million (HY10: £22 million loss).
Funds under management	■ Total funds under management excluding Delta Lloyd grew to £352 billion (FY10: £340 billion). ■ Funds managed by Aviva Investors increased 4% to £269 billion (FY10: £260 billion).
Liquidity
■ Strong liquidity position with direct access to £1.8 billion of liquid assets (FY10: £1.5 billion).
■ £2.1 billion of undrawn committed credit facilities provided by a range of leading international banks.
■ The further sale of Delta Lloyd shares in May 2011, together with a new hybrid debt issuance resulted in centre liquidity being enhanced by £0.8 billion.

Group's rating from Standards and Poors is AA- ("very strong")
■ The group's rating from Standard and Poors is AA- ("very strong") with a Stable outlook; Aa3 ("excellent") with a Stable outlook from Moody's; and A ("excellent") with a Stable outlook from A M Best.
■ The Group's financial strength ratings continue to reflect our strong competitive position, diversified underlying earnings profile, positive strategic management and substantial liquid assets.

Asset quality
■ The asset portfolio remains of high quality.
■ Our exposure to European sovereign debt remains within our risk appetite.  As these assets are fully marked to market both the balance sheet and income statement fully reflect the market positions at 30 June 2011.
■ Excluding Delta Lloyd and net of non-controlling interests, our exposure within shareholder funds to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain has reduced from £0.7 billion to £0.5 billion.
■ Our equivalent exposure to the government (and local authorities and agencies) of Italy is £0.9 billion within shareholders funds.

Risk profile
■ The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2011.
■ However, the reduction of the shareholding in Delta Lloyd has decreased the Group's IFRS balance sheet risks and, in particular, has led to a substantial fall in equity and mortgage risk exposures.

Pension schemes	■ At the end of the first half of 2011, there is a small overall net surplus in the pension schemes, following the actions taken to achieve a significant reduction in the scheme deficits during 2010.

Key financial highlights
	6 months 2011 £m			6 months 2010 £m			Total Change %
IFRS	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Long-term business	1,082	185	1,267	1,009	119	1,128	12%
General insurance and health	455	1	456	444	81	525	(13%)
Fund management	42	11	53	39	17	56	(5%)
Other operations and regional costs	(81)	(2)	(83)	(65)	18	(47)	(77%)
Corporate centre	(66)	-	(66)	(54)	-	(54)	(22%)
Group debt and other interest costs	(321)	(4)	(325)	(327)	(11)	(338)	4%
Operating profit before tax (excluding Delta Lloyd as an associate)	1,111	191	1,302	1,046	224	1,270	3%
Share of operating profit (before tax) of Delta Lloyd, as an associate	35	-	35	-	-	-	-
Operating profit before tax	1,146	191	1,337	1,046	224	1,270	5%
(Loss) / profit after tax	465	(524)	(59)	734	771	1,505

IFRS total return	434	(318)	116	642	430	1,072
Net operational capital generated			0.8bn			0.9bn

IRR	14.3%			12.9%

Combined operating ratio	96%			97%
Earnings per share	15.4p	(11.3)p	4.1p	23.1p	15.7p	38.8p
Operating profit per share	25.8p	3.3p	29.1p	24.2p	3.2p	27.4p

Interim dividend per share			10.0p			9.5p

Net asset value per share			425p			394p

Equity shareholders' funds			12,171			11,051

Return on equity shareholders' funds			12.8%			14.6%

	6 months 2011 £m			Restated 6 months 2010 £m			Total Change %
MCEV	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
MCEV earnings	1,350	270	1,620	1,761	157	1,918	(16%)
General insurance and health	455	1	456	444	81	525	(13%)
Fund management	9	9	18	-	13	13	38%
Other operations and regional costs	(80)	7	(73)	(61)	28	(33)	(121%)
Corporate centre	(66)	-	(66)	(54)	-	(54)	(22%)
Group debt and other interest costs	(321)	(4)	(325)	(327)	(11)	(338)	4%
Operating profit before tax (excluding Delta Lloyd as an associate)	1,347	283	1,630	1,763	268	2,031	(20%)
Share of operating profit (before tax) of Delta Lloyd, as an associate	35	-	35	-	-	-	-
Operating profit before tax	1,382	283	1,665	1,763	268	2,031	(18%)
Profit / (loss) after tax	758	85	843	1,093	(263)	830

MCEV new business margin	2.6%			3.0%

Long-term savings sales	16,147	1,255	17,402	18,111	2,127	20,238
Earnings per share	26.3p	4.0p	30.3p	33.3p	(6.2)p	27.1p
Net asset value per share			554p			462p

EEV equivalent NAV			615p			546p

Equity shareholders' funds			15,861			12,940

Return on equity shareholders' funds			11.5%			17.5%

Group performance - IFRS basis

Pro forma reconciliation of Group operating profit to profit after tax - IFRS basis

For the six month period ended 30 June 2011

	6 months 2011 £m			6 months 2010 £m			Full year 2010 £m
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Operating profit before tax attributable to shareholders' profits
Long-term business
United Kingdom	462	-	462	463	-	463	850	-	850
Europe	473	185	658	425	119	544	893	330	1,223
North America	109	-	109	86	-	86	174	-	174
Asia Pacific	38	-	38	35	-	35	71	-	71
Total long-term business (note 1)	1,082	185	1,267	1,009	119	1,128	1,988	330	2,318
General insurance and health
United Kingdom	261	-	261	268	-	268	579	-	579
Europe	80	1	81	46	81	127	109	146	255
North America	118	-	118	132	-	132	222	-	222
Asia Pacific	(4)	-	(4)	(2)	-	(2)	(6)	-	(6)
Total general insurance and health (note 3)	455	1	456	444	81	525	904	146	1,050
Fund management
Aviva Investors	39	-	39	42	-	42	97	-	97
United Kingdom	3	-	3	(2)	-	(2)	3	-	3
Europe	-	11	11	-	17	17	-	103	103
Asia Pacific	-	-	-	(1)	-	(1)	(2)	-	(2)
Total fund management (note 4)	42	11	53	39	17	56	98	103	201
Other:
Other operations and regional costs (note 5)	(81)	(2)	(83)	(65)	18	(47)	(177)	(43)	(220)
Regional operating profit	1,498	195	1,693	1,427	235	1,662	2,813	536	3,349
Corporate centre (note 6)	(66)	-	(66)	(54)	-	(54)	(143)	-	(143)
Group debt costs and other interest (note 7)	(321)	(4)	(325)	(327)	(11)	(338)	(644)	(12)	(656)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	1,111	191	1,302	1,046	224	1,270	2,026	524	2,550
Share of operating profit (before tax) of Delta Lloyd as an associate	35	-	35	-	-	-	-	-	-
Operating profit before tax attributable to shareholders' profits	1,146	191	1,337	1,046	224	1,270	2,026	524	2,550
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note 8)	(187)	(820)	(1,007)	111	951	1,062	(219)	1,010	791
Short-term fluctuation in return on investments on non-long-term business (note 9)	(80)	(60)	(140)	26	(20)	6	(199)	(44)	(243)
Economic assumption changes on general insurance and health business (note 10)	(8)	-	(8)	(64)	-	(64)	(61)	-	(61)
Impairment of goodwill and other amounts expensed	(20)	-	(20)	(2)	-	(2)	(23)	(1)	(24)
Amortisation and impairment of intangibles	(56)	(5)	(61)	(51)	(9)	(60)	(193)	(23)	(216)
(Loss) / profit on the disposal of subsidiaries and associates (note 11)	(11)	(32)	(43)	28	-	28	163	(4)	159
Integration and restructuring costs (note 12)	(111)	-	(111)	(72)	-	(72)	(225)	(18)	(243)
Exceptional items (note 13)	-	-	-	(10)	(107)	(117)	276	(549)	(273)
Non-operating items before tax (excluding Delta Lloyd as an associate)	(473)	(917)	(1,390)	(34)	815	781	(481)	371	(110)
Share of Delta Lloyd's non-operating items (before tax) as an associate	(8)	-	(8)	-	-	-	-	-	-
Non-operating items before tax	(481)	(917)	(1,398)	(34)	815	781	(481)	371	(110)
Share of Delta Lloyd's tax expense, as an associate	(7)	-	(7)	-	-	-	-	-	-
(Loss) / Profit before tax attributable to shareholders' profits	658	(726)	(68)	1,012	1,039	2,051	1,545	895	2,440
Tax on operating profit	(292)	(25)	(317)	(267)	(43)	(310)	(529)	(96)	(625)
Tax on other activities	99	227	326	(11)	(225)	(236)	206	(129)	77
	(193)	202	9	(278)	(268)	(546)	(323)	(225)	(548)
(Loss) / Profit for the period	465	(524)	(59)	734	771	1,505	1,222	670	1,892

Earnings per share - IFRS basis

	6 months 2011 £m			6 months 2010 £m			Full year 2010 £m
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Operating profit per share on an IFRS basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	25.8p	3.3p	29.1p	24.2p	3.2p	27.4p	47.2p	7.9p	55.1p
Diluted (pence per share)	25.4p	3.2p	28.6p	23.9p	3.1p	27.0p	46.5p	7.7p	54.2p
Earnings after tax on an IFRS basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	15.4p	(11.3)p	4.1p	23.1p	15.7p	38.8p	37.6p	12.8p	50.4p
Diluted (pence per share)	15.1p	(11.1)p	4.0p	22.9p	15.3p	38.2p	37.0p	12.6p	49.6p

1 - Long-term business IFRS operating profit

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
With-profit	21	110	147
Non-profit	441	353	703
United Kingdom	462	463	850
France	166	132	319
Ireland	32	86	122
Italy	72	49	119
Poland	90	78	157
Spain	109	79	179
Other Europe	4	1	(3)
Aviva Europe	473	425	893
North America	109	86	174
Asia Pacific	38	35	71
Total - continuing operations	1,082	1,009	1,988
Total - discontinued operations	185	119	330
Total	1,267	1,128	2,318

IFRS long-term business operating profit before shareholder tax for continuing operations was £1,082 million (HY10: £1,009 million), an increase of 7% on the prior period. Strong underlying growth was partly offset by lower positive one-off items than in the prior period. Total long-term business operating profit including the contribution from Delta Lloyd was £1,267 million (HY10: £1,128 million), an increase of 12% on the prior period.

United Kingdom
IFRS operating profit was stable at £462 million (HY10: £463 million) with strong growth in the non-profit result offset by a lower with-profit result following last year's final special bonus distribution (HY10: £84 million).
      The non-profit result increased by 25% to £441 million (HY10: £353 million) driven by continued strong performance in annuities, increased annual management charges and inclusion of the full results of RBS Life, following its purchase by Aviva at the end of 2010. Following the reattribution of the inherited estate in 2009, in HY11 earnings on the reattributed assets, unwind of guarantee costs and the demographic impact of policyholder actions contributed £91 million to operating profits (HY10: £82 million). Of this, around £70 million relating to investment return and unwind of guarantee costs is expected to recur. Also included in the result is a one-off benefit of £30 million relating to the release of tax provisions associated with the reattribution of the inherited estate.
      The with-profit result, which includes the shareholders' share of regular and terminal bonus payments, was £21 million (HY10: £110 million) with the variance from 2010 mainly driven by the absence of the final special distribution (HY10: £84 million).

Aviva Europe
Aviva Europe's life operating profit increased by 11% to £473 million (HY10: £425 million). This growth has mainly been driven by an increase in returns from existing business in France and Spain and lower new business strain, as management actions have led to lower with-profit sales in Italy and France.  On an underlying basis 2011 further improved as the prior period result included a favourable one-off item of £55 million relating to the release of reserves for protection business following adoption of realistic reserving in Ireland.

North America
In the US, the focus on profitable growth combined with underwriting and pricing discipline resulted in a 27% increase in operating profit to £109 million (HY10: £86 million), with the positive impact of business growth and lower DAC amortisation (and positive experience) partly offset by lower mortality profits.

Asia Pacific
Life operating profit increased to £38 million (HY10: £35 million), driven by the increased scale and profitability of our existing business.

Discontinued operations - Delta Lloyd
Operating profit for Delta Lloyd included in the Group long-term business total represents 100% of the result as a subsidiary up to 6 May 2011. For this period, the life operating profit included for Delta Lloyd group increased to £185 million compared with £119 million for the full first half year in 2010, principally driven by expense savings throughout the Delta Lloyd group.

2 - Long-term business IFRS profit driver analysis

				6 months 2011
	Note	United Kingdom £m	Aviva Europe £m	Rest of the world1 £m	Total £m
New business income	a	236	180	55	471
Underwriting margin	b	79	211	91	381
Unit-linked margin	c	198	275	13	486
Participating business	d	21	234	11	266
Spread margin	e	78	28	242	348
Expected return	f	111	80	28	219
Investment return		408	617	294	1,319
Income		723	1,008	440	2,171

Acquisition expenses	g	(178)	(262)	(52)	(492)
Administration expenses	h	(157)	(260)	(102)	(519)
Expenses		(335)	(522)	(154)	(1,011)
DAC/AVIF amortisation and other	i	74	(13)	(139)	(78)
IFRS operating profit - continuing operations		462	473	147	1,082
IFRS operating profit - discontinued operations		-	-	185	185
IFRS operating profit		462	473	332	1,267

1.'Rest of the world' (continuing operations) includes North America and Asia Pacific.

				6 months 2010		Full year 2010
	Note	United Kingdom £m	Aviva Europe2 £m	Rest of the world1 £m	Total £m	Total £m
New business income	a	230	179	58	467	1,033
Underwriting margin	b	88	196	86	370	752
Unit-linked margin	c	177	271	13	461	920
Participating business	d	109	191	13	313	569
Spread margin	e	82	26	254	362	688
Expected return	f	98	66	38	202	429
Investment return		466	554	318	1,338	2,606
Income		784	929	462	2,175	4,391

Acquisition expenses	g	(183)	(275)	(52)	(510)	(990)
Administration expenses	h	(178)	(240)	(103)	(521)	(1,067)
Expenses		(361)	(515)	(155)	(1,031)	(2,057)
DAC/AVIF amortisation and other	i	40	11	(186)	(135)	(346)
IFRS operating profit - continuing operations		463	425	121	1,009	1,988
IFRS operating profit - discontinued operations		-	-	119	119	330
IFRS operating profit		463	425	240	1,128	2,318

1.'Rest of the world' (continuing operations) includes North America and Asia Pacific.
2. Aviva Europe comparative for 6 months 2010 includes reclassification of £39 million from unit-linked margin to underwriting margin.

Detailed analysis of the above is given within the IFRS supplement, Note A19, page 66.

(a) New business income
New business income was stable at £471 million (HY10: £467 million) as improvement in the new business income margin (as a percentage of APE sales) to 26% (HY10: 24%) was offset by a reduction in sales volumes. The UK continued to benefit from strong individual annuity performance although a higher pensions mix has impacted margins.  In Aviva Europe, new business income margin increased to 24% (HY10: 20%) as a result of management action to drive more profitable sales. In the Rest of the World, new business income growth in Asia Pacific was driven by margin and volume increases in Singapore, offset by lower sales in the US.

(b) Underwriting margin
The underwriting margin increased to £381 million (HY10: £370 million). In the UK, lower persistency gains as a result of policyholder behaviour were partly offset by increased margins following full consolidation of the RBS Life business. The underwriting result increased in Aviva Europe, with higher contributions from continental markets partly offset by a reduced margin in Ireland following reserving changes made in 2010. In the Rest of the World, the margin increased due to growth in the in-force book and favourable experience variances in Asia Pacific.

2 - Long-term business IFRS profit driver analysis continued

(c) Unit-linked margin
The unit-linked margin, which mainly relates to unit-linked business in the UK and the major markets in Aviva Europe, grew from £461 million to £486 million as market growth in the second half of 2010 resulted in higher average unit-linked reserves of £91 billion (HY10: £81 billion). The margin as a proportion of average reserves reduced during the period to 106 bps (HY10: 114 bps), due to lower charges in Poland following legislative changes and a timing effect of market movements on average reserves.

(d) Participating business
Income from participating business reduced to £266 million (HY10: £313 million). This reflects a lower shareholder transfer in the UK following the final tranche of the special distribution of £84 million in the first half of 2010. This was partly offset by increased income in Aviva Europe of £234 million (HY10: £191 million), mainly due to higher income recognised in France, where there is a fixed management charge of around 50bps on AFER business, supported by contributions from Italy and Spain. The contribution from Rest of the World relates primarily to closed block business in the United States.

(e) Spread margin
Spread income reduced to £348 million (HY10: £362 million) with a spread margin on average reserves of 101 bps (HY10: 117 bps). Spread margins relate mainly to US equity indexed deferred annuity and life business, and UK annuity business. The reduction in margin reflects non-recurrence of the gains on US embedded derivative liabilities seen in the prior period and a weaker US dollar in the current period.

(f) Expected return on shareholder assets
Expected returns increased to £219 million (HY10: £202 million), reflecting investment income on surplus funds. The UK contribution included £69 million related to the reattribution of the inherited estate (HY10: £60 million). Of this, earnings on the reattributed estate were £41 million and £28 million arose from unwind of guarantees.

(g) Acquisition expenses
Acquisition expenses reduced to £492 million (HY10: £510 million) mainly due to lower new business sales in Aviva Europe.

(h) Administration expenses
Administration expenses reduced to £519 million (HY10: £521 million) with the beneficial effect of cost reduction and reduced commission in the UK partly offset by higher renewal commission costs related to in-force business growth in Europe.

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to a charge of £78 million (HY10: £135 million charge). DAC and AVIF amortisation charges were lower in the US, as a result of the reduced spread margin noted above. This was partly offset by the smaller positive effect of one-off items in the UK and Europe. Other one-off items included the release of provisions in the UK of £30 million in the current period, and a release of £55 million in the prior period following a review of reserving assumptions in Ireland.

3 - General insurance and health

	Underwriting result			Longer-term investment return			Operating profit2
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
General insurance - continuing operations
United Kingdom1,2	63	56	184	209	223	419	256	269	567
France	21	(18)	1	28	23	49	49	5	50
Ireland2	4	(12)	(17)	20	29	50	24	16	32
Other3	(19)	(6)	(49)	16	17	31	(3)	11	(18)
Aviva Europe	6	(36)	(65)	64	69	130	70	32	64
North America2	46	43	60	78	89	173	118	132	222
Asia Pacific	(2)	(3)	(7)	2	1	3	-	(2)	(4)
	113	60	172	353	382	725	444	431	849
Health insurance - continuing operations
United Kingdom	1	(4)	5	4	3	7	5	(1)	12
France	1	(2)	11	-	8	15	1	6	26
Ireland	8	7	17	1	1	2	9	8	19
Aviva Europe	9	5	28	1	9	17	10	14	45
Asia Pacific	(4)	-	(2)	-	-	-	(4)	-	(2)
	6	1	31	5	12	24	11	13	55
Total - continuing operations	119	61	203	358	394	749	455	444	904
Total - discontinued operations4	(28)	31	60	34	50	97	1	81	146
Total	91	92	263	392	444	846	456	525	1,050

1. United Kingdom includes Aviva Re and agencies in run-off.
2. Continuing operating profit includes an unfavourable impact of £22 million resulting from a combination of unwind of discount and pension scheme net finance costs (HY10: £11 million, FY10: £48 million). £16 million unfavourable impact relates to UKGI (HY10: £10 million, FY10: £36 million), £6 million unfavourable impact relates to Canada (HY10: £nil, FY10: £11 million), £Nil million relating to Ireland (HY10: £1 million, FY10: £1 million).
3. Other Europe includes Italy, Poland and Turkey.
4. HY11 discontinued operating profit includes an unfavourable impact of £5 million relating to unwind of discount (HY10: £nil, FY10: £11 million).

3 - General insurance and health continued

	Net written premiums
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
General insurance - continuing operations
United Kingdom1	2,265	2,018	4,109
France	456	429	734
Ireland	200	212	397
Other2	282	260	526
Aviva Europe	938	901	1,657
North America	1,025	996	1,958
Asia Pacific	12	8	19
	4,240	3,923	7,743
Health insurance - continuing operations
United Kingdom	245	223	430
France	128	135	234
Ireland	57	32	62
Aviva Europe	185	167	296
Asia Pacific	38	24	53
	468	414	779
Total - continuing operations	4,708	4,337	8,522
Total - discontinued operations3	557	707	1,177
Total	5,265	5,044	9,699

1. United Kingdom includes Aviva Re and agencies in run-off.
2. Other Europe includes Italy, Poland and Turkey.
3. Current period to 6 May 2011 only.

Combined operating ratios - general insurance business only

	Claims ratio			Expense ratio			Combined operating ratio
	6 months 2011%	6 months 2010%	Full year 2010%	6 months 2011%	6 months 2010%	Full year 2010%	6 months 2011%	6 months 2010%	Full year 2010%
United Kingdom1	62.5%	64.8%	63.9%	10.5%	11.5%	11.0%	96%	98%	96%
France	65.0%	76.3%	71.2%	8.7%	8.6%	10.5%	92%	102%	99%
Ireland	68.5%	76.6%	74.9%	19.0%	18.7%	19.5%	98%	105%	105%
Aviva Europe	68.7%	73.6%	73.0%	11.3%	11.6%	13.1%	97%	102%	103%
North America	64.9%	63.5%	64.3%	12.0%	13.8%	13.6%	96%	96%	97%
Total - continuing operations	64.4%	65.8%	65.0%	11.0%	12.0%	12.2%	96%	97%	97%

1. United Kingdom excluding Aviva Re and agencies in run-off.

Detailed analysis is given within the IFRS supplement, note A20, page 67.
      Ratios are measured in local currency. The total Group ratios are based on average exchange rates applying to the respective periods.

Definitions:
Claims ratio                                Incurred claims expressed as a percentage of net earned premiums.
Expense ratio                             Written expenses excluding commissions expressed as a percentage of net written premiums.
Combined operating ratio        Aggregate of claims ratio, expense ratio and commission ratio.

3 - General insurance and health continued

Group operating profit from continuing general insurance and health operations for the period was £455 million (HY10: £444 million). The general insurance and health underwriting result from continuing operations increased to £119 million (HY10: £61 million), due to improving current year profitability in the UK and benign weather in Europe.
      We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at a robust level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable.  Current year underwriting results have improved significantly following actions including improving risk selection, expense management and reshaping the book.  Over 2011, we have had prior year releases of £2 million excluding Delta Lloyd.
      The worldwide general insurance combined operating ratio (COR) for continuing operations improved to 96% (HY10: 97%) ahead of the Group's target for the year. The worldwide GI expense ratio for continuing operations has decreased to 11.0% (HY10: 12.0%) reflecting cost savings from our efficiency programmes and actions taken across the Group to manage the cost base.
      The longer term investment return (LTIR) on general insurance and health business assets for continuing operations was lower at £358 million (HY10: £394 million) reflecting a small reduction in the average asset levels and lower investment yields compared with the prior period.

United Kingdom
The result for our general insurance and health business in the UK includes the UK General Insurance business, the UK Health Insurance business, our Group captive reinsurer, Aviva Re, and agencies in run off. Operating profit of £261 million (HY10: £268 million) comprises UK General Insurance operating profit of £242 million (HY10: £229 million), a contribution of £6 million (HY10: £39 million) from Aviva Re, £8 million from agencies in run off (HY10: £1 million) and £5 million from our UK health business (HY10: £1 million loss). All subsequent commentary relates solely to UK General Insurance.
      The first half of the year has built on the momentum generated in 2010 to deliver an increase in both sales and profitability. Business volumes continue to increase and we have now recorded six consecutive quarters of growth, with net written premiums for the first six months of the year of £2,222 million, an increase of 14% over the same period last year (HY10 £1,942 million). Personal motor has been the highlight where we have attracted 210,000 new customers since the end of 2010, with net written premiums up 24% at £705 million (HY10: £569 million). This reflects continued strong growth in direct sales and the highly successful roll out of 'direct pricing' to brokers. To build upon this momentum, we are launching a new low cost, web only product that will be available on price comparison websites. Our new Corporate and Specialty Risks team have made excellent progress in securing high quality business within our risk appetite for this area. In addition, we are delivering significant benefit from working with UK Life in strengthening our joint Bancassurance offering, a notable example being the extension of our agreement with HSBC through to 2016, having secured Preferred Strategic Partner status with them.
      Overall, operating profit for the first six months of the year has increased to £242 million, up 6% on last year (HY10: £229 million). This strong performance reflects a further improvement of £57 million in current period operating profitability to £254 million for the period (HY10: £197 million), driven by our focus on ensuring the business we are writing is sustainably profitable in order to deliver maximum value for shareholders. The principal factors behind this continue to be underwriting and claims management excellence, together with a marked improvement in efficiency as we grow the business whilst keeping the cost base broadly flat. The result also includes a slight reduction in investment return to £203 million (HY10: £212 million) and a small strengthening in prior year claims reserves of £12 million (HY10: £32 million release).
      The increase in profitability is also reflected in a combined operating ratio for the period of 96%, a 2pp improvement compared to the first of half of 2010 (HY10: 98%) and ahead of the UK and Group target of 97% for 2011. The overall combined operating ratio has benefited from a 1pp improvement in the expense ratio to 10.5% for the first half of 2011 (HY10: 11.5%), reflecting the marked improvement in efficiency we have seen.
      We continue to see a similar rating environment to 2010 with rate increases over the past year of 21% in personal motor and 6% in homeowner. In commercial motor we are seeing definite evidence of a hardening market and have increased rates by 10%. Conditions in commercial property and liability remain more subdued however and ratings increases are in low single digits.

3 - General insurance and health continued

Aviva Europe
Net written premiums have increased by 5% to £1,123 million (HY10: £1,068 million) driven by successful rating actions in personal motor in France (up 4%), Italy (up 12%) and Poland (up 6%) and the continued success of our health business in Ireland.
      General insurance and health operating profit has increased by 74% to £80 million (HY10: £46 million).  Benign weather in the first half of 2011 compared to the significant weather events in the first half of 2010 combined with our continued investment in underwriting and pricing expertise, has meant we have delivered a higher underwriting result of £15 million profit (HY10: £31 million loss). This was offset by lower long term investment returns primarily as a result of lower investment yields.
      General insurance combined operating ratio of 97% is 5pp better than that reported at HY10 due to benign weather this year.

North America
Net written premiums in Canada increased 3% to £1,025 million (HY10: £996 million), due to pricing actions in motor insurance and property insurance businesses, offset by a slight decline in our liability insurance business as we continued our strategy of disciplined pricing, sophisticated underwriting and focused risk selection across our product portfolio.
      Operating profit decreased 11% to £118 million (HY10: £132 million) as LTIR declined to £78 million (HY10: £89 million), primarily as a result of lower new money yields in our investment portfolio.
      The underwriting results were strong at £46 million (HY10: £43 million) as underlying performance improvements, particularly in our motor insurance business, offset the adverse effect of seasonal catastrophe related weather experience in our property insurance business. Within this result, the adverse impact of the Slave Lake fires in Alberta was £10 million. Our combined operating ratio was unchanged at 96% (HY10: 96%).

Asia Pacific
The net written premiums in the general insurance and health business rose to £50 million (HY10: £32 million) due to new business initiatives in Singapore and the contribution of the Indonesia health business, which was acquired on 1 July 2010.
      The operating loss was £4 million (HY10: £2 million loss), driven by integration and development costs in relation to the Indonesia health business.

Discontinued operations - Delta Lloyd
As a result of the partial disposal of Aviva's stake in Delta Lloyd, from 6 May 2011 the Group has ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations. Net written premiums for the period to 6 May 2011 were £557 million (6 months to 30 June 2010: £707 million) and operating profit decreased to £1 million (6 months to 30 June 2010: £81 million).

4 - Fund management

Geographical analysis of fund management operating profits

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
United Kingdom	11	11	44
Europe	19	20	36
North America	13	13	22
Asia Pacific	(4)	(2)	(5)
Aviva Investors1	39	42	97
United Kingdom	3	(2)	3
Asia Pacific	-	(1)	(2)
Total - continuing operations	42	39	98
Total - discontinued operations	11	17	103
Total	53	56	201

1. Aviva Investors total Regional operating profit of £41 million (HY10: £42 million, FY10: £100 million) also includes profit from  the Aviva Investors pooled pensions business of £2 million (HY10: £nil, FY10: £3 million), which is included in the life segment.

Our worldwide fund management operating profit for continuing operations increased to £42 million (HY10: £39 million) on an IFRS basis.

Aviva Investors
Operating profit was lower at £39 million in 2011 (HY10: £42 million). The slight reduction in profit results from our focused investment in our third party distribution capabilities and the implementation of a globally scalable investment management platform.
      During the first half of 2011 we delivered strong investment performance against benchmark and peer groups and this enabled us to make good progress towards our key objective of delivering growth in external assets under management and revenues with net sales ahead of HY 2010. Net funded external sales (excluding liquidity funds) in the first half were £2.5 billion against £0.8 billion for HY10, an increase of 212%.

Other fund management businesses
United Kingdom operating profit of £3 million relates solely to the Aviva UK investment business (HY10: £2 million loss). The increase in operating profit is a result of increased funds under management resulting in higher income. The collective investment business with Royal Bank of Scotland Group (RBSG) was sold in December 2010 (HY10: £4 million loss).
      Operating profit in Asia Pacific includes our Navigator business in Singapore. The prior year result included an operating loss of
£1 million in Hong Kong Navigator, which was closed to business in 2010. On an underlying basis, operating profit is in line with the prior period, showing a breakeven position for the first six months of the year.

Funds under management
Funds under management at 30 June 2011 were £352 billion (31 December 2010: £340 billion, excluding Delta Lloyd). The total funds under management reported at 31 December 2010 of £402 billion included £62 billion relating to Delta Lloyd, which has now been deconsolidated (see note A3 on page 40).

	30 June 2011			31 December 2010
	Aviva Investors £m	Other Aviva and external managers £m	Total £m	Aviva Investors £m	Other Aviva and external managers £m	Total £m
Internal funds under management	216,928	62,833	279,761	209,094	117,666	326,760
Third party funds under management	52,451	19,400	71,851	50,693	24,798	75,491
Funds under management	269,379	82,233	351,612	259,787	142,464	402,251
Delta Lloyd	-	-	-	-	(62,362)	(62,362)
Funds under management (excluding Delta Lloyd)	269,379	82,233	351,612	259,787	80,102	339,889

Funds managed by Aviva Investors were up 4% to £269 billion (31 December 2010: £260 billion), with assets managed for external clients increasing 3% to £52 billion (31 December 2010: £51 billion). The growth in funds under management was due to positive net flows, capital appreciation and foreign exchange gains resulting from strengthening of the euro against sterling.
      Detailed analysis is given within the IFRS supplement, note A21, page 68.

5 - Other operations and regional costs

	6 months 2011			6 months 2010			Full year 2010
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(28)	(28)	-	(1)	(1)	-	(21)	(21)
Aviva Europe	(20)	(8)	(28)	(18)	(19)	(37)	(55)	(49)	(104)
North America	(6)	(2)	(8)	(12)	3	(9)	(26)	6	(20)
Asia Pacific	(17)	-	(17)	(19)	1	(18)	(32)	-	(32)
Total - continuing operations	(43)	(38)	(81)	(49)	(16)	(65)	(113)	(64)	(177)
Total - discontinued operations	-	(2)	(2)	-	18	18	-	(43)	(43)
Total	(43)	(40)	(83)	(49)	2	(47)	(113)	(107)	(220)

Continuing other operations and regional costs have increased to £81 million (HY10: £65 million). Of the £28 million in the UK, £4 million relates to the UK region and the balance to Group Centre. The HY10 comparative also included a favourable non-recurring item of £12 million. Costs within Aviva Europe, North America and Asia Pacific have decreased.
      Note A22 on page 68 in the IFRS supplement gives further information on the operational cost base.

6 - Corporate centre

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Project spend	(11)	(8)	(37)
Share awards and other incentive schemes	(7)	(7)	(14)
Central spend	(48)	(39)	(92)
Total	(66)	(54)	(143)

Corporate Centre costs increased to £66 million (HY10: £54 million) due mainly to increased central spend to meet greater financial and regulatory reporting requirements.

7 - Group debt costs and other interest

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
External debt
Subordinated debt	(147)	(146)	(290)
Other	(13)	(11)	(21)
Total external debt	(160)	(157)	(311)
Internal lending arrangements	(134)	(121)	(246)
Net finance charge on main UK pension scheme	(27)	(49)	(87)
Total - continuing operations	(321)	(327)	(644)
Total - discontinued operations	(4)	(11)	(12)
Total	(325)	(338)	(656)

Group debt costs and other interest for continuing operations of £321 million (HY10: £327 million) comprise external interest on borrowings, subordinated debt and internal lending arrangements. External interest costs remained consistent at £160 million (HY10: £157 million) and interest costs on internal lending arrangements increased to £134 million (HY10: £121 million) due to changes in internal debt balances through the period.
      The UK pension scheme net charge represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge reduced to £27 million (HY10: £49 million) due mostly to the closure of the scheme to future accruals with effect from 1 April 2011 and the consequent reduction in scheme liabilities.

8 - Investment return variances and economic assumption changes on long-term business

(a) Definitions
Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. In 2010, the strengthening of annuitant longevity assumptions in the Netherlands was treated as an exceptional item outside operating profit. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the long-term business operating profit are as follows:

	Long-term business
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Investment variances and economic assumptions - continuing operations	(187)	111	(219)
Investment variances and economic assumptions - discontinued operations	(820)	951	1,010
Investment variances and economic assumptions	(1,007)	1,062	791

In the first six months of 2010, investment variances of £1,062 million included £951 million relating to Delta Lloyd.  Of this, around £600 million was due to differing movements in asset and liability yield curves with the remainder primarily related to gains on interest rate derivatives.  Over the second half of 2010, the impact of movements in yield curves increased to around £800 million.  Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. The discount rate increased in 2010 as an increase of around 80bps in credit spreads on collateralised bonds was only partly offset by lower risk-free yields. As a result, whilst lower interest rates increased the market value of assets, this was not offset by a corresponding movement in liabilities. The AAA collateralised bond spread movement in 2010 reflected the perceived risk regarding the curve's components which include bonds issued by Spanish savings banks and a range of other European organisations.
      Over the period from the start of 2011 to the partial disposal of Delta Lloyd on 6 May 2011, the AAA collateralised bond spread narrowed by about 80bps as a result of changes in the underlying bond index. This movement was the main driver of the negative variance of £820 million for discontinued operations in 2011, largely reversing the positive variance reported in the prior year.
      For continuing operations, the negative investment variance relates largely to Aviva Europe, primarily arising from the impact of increased credit spreads on assets in Italy and Ireland. Any future increases in credit spreads on corporate and government bonds primarily in Italy and Ireland would cause further negative investment variances.
      The additional allowances for credit defaults on UK corporate bonds and commercial mortgages that were established in 2008 remain at consistent levels.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
      The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

		Equities			Properties
	6 months 2011%	6 months 2010%	Full year 2010%	6 months 2011%	6 months 2010%	Full year 2010%
United Kingdom	7.2%	7.8%	7.8%	5.7%	6.3%	6.3%
Eurozone	6.9%	7.2%	7.2%	5.4%	5.7%	5.7%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's long-term business.
      For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held. Where such securities are classified as available for sale, such as in the United States, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

9 - Short-term fluctuation in return on investments on general insurance and health business

	General insurance and health
Continuing Operations	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Net investment income	369	334	497
Foreign exchange on unrealised gains/losses and other charges	(91)	86	53
	278	420	550
Analysed between:
Longer term investment return, reported within operating profit	358	394	749
Short-term fluctuations in investment return, reported outside operating profit	(80)	26	(199)
	278	420	550

Total short-term fluctuations as per pro forma Group operating profit - continuing operations	(80)	26	(199)
Total short-term fluctuations as per pro forma Group operating profit - discontinued operations	(60)	(20)	(44)
Total short-term fluctuations as per pro forma Group operating profit	(140)	6	(243)

The longer-term investment return is calculated separately for each principal non-long-term business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
      General insurance and health includes the impact of the unrealised and realised gains on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and FX movements.
      The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Debt securities	10,059	11,474	11,404
Equity securities	419	807	918
Properties	129	188	146
Cash and cash equivalents	2,605	2,425	1,787
Other	4,342	3,813	4,021
Assets supporting general insurance and health business	17,554	18,707	18,276
Assets supporting other non-long term business1	-	2,197	1,689
Total assets supporting non long-term business	17,554	20,904	19,965

1 Represents Delta Lloyd Group's banking and mortgage activities which are no longer consolidated following the partial disposal of Delta Lloyd on 6 May 2011.

These assets have reduced due to the deconsolidation of Delta Lloyd following the partial disposal on 6th May 2011.
      The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return equities			Longer-term rates of return property
	6 months 2011%	6 months 2010%	Full year 2010%	6 months 2011%	6 months 2010%	Full year 2010%
United Kingdom	7.2%	7.8%	7.8%	5.7%	6.3%	6.3%
France	6.9%	7.2%	7.2%	5.4%	5.7%	5.7%
Ireland	6.9%	7.2%	7.2%	5.4%	5.7%	5.7%
Canada	7.0%	7.5%	7.5%	5.5%	6.0%	6.0%
Netherlands - Discontinued	6.9%	7.2%	7.2%	5.4%	5.7%	5.7%

The underlying reference rates are at E15 within the MCEV financial supplement.

10 - Economic assumption changes on general insurance and health business

Economic assumption changes of £8 million adverse (HY10: £64 million adverse) mainly arise as a result of the reduction in the swap rate used to discount latent claims reserves.

11 - Loss on the disposal of subsidiaries and associates

The total Group loss on disposal of subsidiaries and associates was £43 million (HY10: £28 million profit). This includes a loss of £32 million arising from the sale of 25 million ordinary shares in Delta Lloyd N.V, on 6 May 2011, which reduced our holding to approximately 43% and resulted in the deconsolidation of Delta Lloyd. Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction. Note A3 on page 40 in the notes to the condensed financial statements gives further information on the calculation of the loss.

12 - Integration and restructuring costs

Integration and restructuring costs were £111 million (HY10: £72 million). This includes costs associated with preparing the businesses for Solvency II implementation of £41 million, a £30 million charge in the UK relating to the reattribution of the inherited estate and expenditure relating to the Quantum Leap project in Europe of £23 million. Expenditure relating to other restructuring exercises across the group amounted to £17 million, including £11 million in Aviva Investors.

13 - Exceptional items

There were no exceptional items during the first half of 2011 (HY10: £117 million). The HY10 exceptional items mainly arose in Delta Lloyd, which recognised a total of £107 million costs in relation to restructuring their German business (£35 million), unit-linked insurance compensation scheme (£35 million) and compensation costs in defined contribution pension schemes (£37 million).

14 - Net flows

	Funds under management at 1 Jan 2011 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows £m	Market and other movements £m	Funds under management at 30 June 2011 £m
Life business
UK - non-profit	72,964	3,609	(2,918)	691	1,283	74,938
UK - with-profits	48,432	391	(2,549)	(2,158)	1,134	47,408
United Kingdom	121,396	4,000	(5,467)	(1,467)	2,417	122,346
Aviva Europe	105,859	5,911	(5,527)	384	4,976	111,219
North America	31,198	1,595	(1,367)	228	(58)	31,368
Asia Pacific	2,866	254	(165)	89	(29)	2,926
Life business - continuing operations	261,319	11,760	(12,526)	(766)	7,306	267,859

Other funds under management included within consolidated IFRS assets	19,625					21,384
Third party funds under management not included within consolidated IFRS assets	58,945					62,369
Funds under management (excluding Delta Lloyd)	339,889					351,612
Delta Lloyd	62,362					-
Total funds under management	402,251					351,612

Funds under management at 30 June 2011 for continuing operations were £352 billion (31 December 2010: £340 billion, excluding Delta Lloyd).  The total funds under management reported at 31 December 2010 of £402 billion included £62 billion relating to Delta Lloyd, which has now been deconsolidated (see note A3 on page 40).

Life business
United Kingdom
During the first half of 2011, positive net inflows of £0.7 billion on non-profit business are mainly the result of continued significant sales of individual and bulk purchase annuities. Net outflows on our with-profits book amounted to £2.2 billion during the period.

Aviva Europe
Life business net inflows of £0.4 billion are mainly driven by inflows in France (reflecting strong net flows from protection and unit linked bonds and savings products), partly offset by our reduced appetite for capital intensive with-profits sales in Italy reflecting challenging market and economic conditions. Other movements mainly relate to favourable foreign exchange movements of £5.7 billion driven by the strengthening of the euro against the sterling, partly offset by fair value movements and other net cash flows.

North America
Net inflows in our US business are mainly due to continued growth of our protection and annuity portfolios. Other movements reflect unfavourable foreign exchange impacts, partly offset by favourable fair value movements.

New business

15 - Life and pension sales

	Present value of new business premiums			Value of new business			New business margin
Life and pensions (gross of tax and minority interest)	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011%	6 months 2010%	Full year 2010%
United Kingdom	5,468	5,194	10,298	190	176	354	3.5%	3.4%	3.4%
France	2,345	2,827	4,918	97	102	175	4.1%	3.6%	3.6%
Ireland	553	476	938	2	1	1	0.4%	0.2%	0.1%
Italy	1,778	3,052	4,456	50	84	142	2.8%	2.8%	3.2%
Poland	305	319	603	20	20	40	6.6%	6.3%	6.6%
Spain	1,015	1,060	2,084	49	66	128	4.8%	6.2%	6.1%
Other Europe	293	258	538	13	12	18	4.4%	4.7%	3.3%
Aviva Europe	6,289	7,992	13,537	231	285	504	3.7%	3.6%	3.7%
North America	1,658	2,334	4,728	(86)	4	(194)	(5.2)%	0.2%	(4.1)%
Asia Pacific	902	794	1,617	34	18	52	3.8%	2.3%	3.2%
Total life and pensions - continuing operations	14,317	16,314	30,180	369	483	716	2.6%	3.0%	2.4%
Total life and pensions - discontinued operations1	1,085	1,732	3,178	1	(58)	(92)	0.1%	(3.3)%	(2.9)%
Total life and pensions	15,402	18,046	33,358	370	425	624	2.4%	2.4%	1.9%

1. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

See New Business Supplement on page 71 for further analysis of sales volumes. Regional new business internal rates of return are included in the Capital Management section, page 23.

United Kingdom
A successful first half of the year with sales of Life and Pensions up 5% at £5,468 million (HY10: £5,194 million), whilst delivering improved IRR of 16% (FY10: 15%) and margin of 3.5% (HY10: 3.4%), and maintained payback at 7 years.
      Total pensions sales were up 33% to £2,742 million (HY10: £2,061 million) which included a further strong performance in Group Personal Pensions, a significant highlight in the first half of the year. Sales were up 82% to £1,420 million (HY10: £779 million), reflecting the strength of our GPP proposition in the more active pre Retail Distribution Review (RDR) marketplace. We are winning a greater proportion of tenders, with a higher value than previously achieved. In the first half of the year we won 290 schemes with over 80,000 members, whilst maintaining an attractive level of IRR and margin.
      Total annuity sales were slightly higher at £1,610 million (HY10: £1,603 million) which included a 9% increase in individual annuities supported by continued strong performance in the open market, with over 60% standard annuity premiums coming from customers shopping around for their annuity. The strength of our brand and proposition are also reflected in the 70% of existing pensions customers who also choose to stay with Aviva for their annuity. Sales of bulk purchase annuities were £305 million (HY10: £409 million), reflecting our strict financial criteria for writing this business and a quieter marketplace, where our first quarter sales of £140 million represented a market leading position. Although the market has seen lower volumes in 2011 than the previous year, we believe significant opportunities remain to write profitable business in this market.
      Total protection sales were marginally down at £490 million (HY10: £507 million) with sales of core protection up 2%. We were delighted to be awarded Protection Organisation of the Year at the recent Protection Review Awards, reflecting the progress we have made in raising awareness of the need for consumers to protect themselves and their families. We launched our new protection platform, including a suite of simple protection products through Santander at the end of June, building on our existing general insurance distribution agreement.
      Sales of bonds were lower in the first half of 2011 at £466 million (HY10: £828 million), reflecting our continued focus on writing profitable business, the impact of the changing distributor landscape pre-RDR, and the relative attractiveness of bonds following tax treatment changes. Sales of equity release were down 18% to £160 million (HY10: £195 million), as this market continues to decline.
      We are well prepared for the Retail Distribution Review. Our multi-product, multi-distribution approach, including being the market-leader in bancassurance, is a unique strength as 85% of our new business value is unaffected by RDR. We have more than 10,000 financial advisers pursuing new industry advice qualifications through our Financial Adviser Academy.
      We will retain our focus on maximising profitability as we grow our life business and are confident that the progress we are making in our key markets will continue throughout 2011.

15 - Life and pension sales continued

Aviva Europe
Aviva Europe has had a successful six months within the confines of a challenging economic environment, continuing with our increased focus on selling higher margin unit-linked and protection products. Whilst unit-linked sales have decreased by 6% against HY10 they have increased by 37% against the second half of 2010. Protection sales have also increased 6% compared with the first half of 2010 and 36% against the second half of 2010.
      Our strategy has been to rebalance the sales mix and we have taken disciplined management actions in Italy and France which has led to sales of with-profits products decreasing by 36% against HY10. This has led to an overall decrease in sales of 21% to £6,289 million (HY10: £7,992 million) whilst our proactive management of the sales mix has resulted in an increase of 0.1pp in margin to 3.7% and a 2pp increase in IRR to 14%.
      Sales in France decreased by 17% to £2,345 million (HY10: £2,827 million) following the deliberate management actions to improve the profitability of the with-profits portfolio with sales of these products decreasing by 22%. Unit-linked sales have increased by 5% following the promotional activities carried out by our partner Credit du Nord. These actions have driven a higher IRR of 11% (HY10: 9%) and a higher margin of 4.1% (HY10: 3.6%).
      Sales in Italy decreased by 42% to £1,778 million (HY10: £3,052 million) in line with our reduced appetite for capital intensive with-profit sales. Several initiatives have been directed at increasing protection sales which have increased 12%. The combined effect is an improved IRR of 12% (HY10: 10%).
      Sales in Spain decreased by 4% to £1,015 million (HY10: £1,060 million) which is a resilient performance in the context of the structural reform of the financial sector and the current market conditions and low levels of consumer lending. Protection sales continue to be robust, dropping only 8% compared to a 31% decline in Spanish mortgage lending1.
      Sales in Ireland have increased by 16% to £553 million (HY10: £476 million). This has been driven by continued opportunistic sales of single premium investment bonds. Excluding this product sales decreased by 5% as the market continues to be difficult.
      Sales in Poland have decreased by 4% to £305 million (HY10: £319 million). Our sales force are focusing on selling protection and unit-linked products increasing the sales of these products by 157% and 38% respectively. Our success in redirecting our sales force can be seen in the increase in non-pension sales from 44% of the portfolio in Poland to 77%. This has taken us from being a top ten life insurer to being in the top five. This has been offset by the expected continuing reduction in pension sales.
      We have achieved an increase in sales of 32% in Turkey driven by high pensions sales and 34% in Russia due to high sales of protection through the bancassurance channel.

North America
In the US, life and annuity sales declined 29% to £1,658 million for the first half (HY10: £2,334 million), reflecting our continuing focus on balancing profitability and growth while diversifying our business mix and managing capital efficiency. The business delivered continued strong profitability, with a 14% IRR (FY10: 14%) as we continued our focus on driving shareholder value.
      The sales decline was primarily in annuities, as we maintained a disciplined focus in a highly competitive indexed annuity market, with sales reducing 34% to £1,202 million for the first half (HY10: £1,829 million). Looking at the quarter-on-quarter trend, sales in the second quarter of 2011 grew 21% to £659 million (1Q11: £543 million), as we introduced new products to meet customer needs while maintaining a focus on profitability and capital efficiency. Despite a 10% decline in total life sales to £456 million (HY10: £505 million), we maintained our focus on product diversification and broadened distribution in an extremely competitive market. Life sales now account for 28% of our business (HY10: 22%).

Asia Pacific
The Asia Pacific region has continued to deliver a strong performance with increased sales, margin and IRR, supported by management actions to improve profitability and capital efficiency whilst responding well to challenging regulatory changes. We remain positive about the long term outlook for the region and are focused on delivering profitable products and building our multi-distribution capability.
      The Asia Pacific region delivered 14% growth in life and pensions sales to £902 million (HY10: £794 million). Our new business IRR improved to 13% (FY10: 11%) while new business margin increased significantly to 3.8% (HY10: 2.3%) due to our efforts in diversifying our product mix and managing capital efficiency while maintaining growth.
      Singapore led the region's growth with a 71% increase (63% on a local currency basis) in life and pension sales to £244 million (HY10: £143 million). Discrete 2Q11 sales represented a 101% rise against the previous quarter, driven by robust bancassurance sales and the continued momentum of our 'Aviva Advisors' channel.
      South Korea delivered strong performance with 20% growth (22% on a local currency basis) to £242 million (HY10: £201 million) supported by its fast-growing bancassurance and agency channels.
      In China, regulatory changes have resulted in volumes declining across the industry. Life and pension sales decreased by 12% (11% on a local currency basis) to £207 million (HY10: £235 million). Despite a challenging environment, profitability improved and we increased new business margins. We will continue to expand into more provinces and deepen our bank partnerships, while focusing on sales of long-term retirement products.
      In India, while sales are down 14% (11% on a local currency basis) to £50 million (HY10: £58 million), a diversified product mix, ongoing cost management, the balancing of Unit Linked Insurance Plans (ULIPs) and higher-margin traditional products countered regulatory challenges and resulted in significant improvements to margins and profitability.

1. According to the Instituto Nacional de Estadistica (INE) based on 31 % decrease in mortgage approvals by value from the 1st 6 months of 2010 to the 6 months May 2011

15 - Life and pension sales continued

Delta Lloyd
As a result of the partial disposal of Aviva's stake in Delta Lloyd, from 6 May 2011 the Group has ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations.
      On a like for like basis excluding Germany the Delta Lloyd sales are flat on the prior year and there has been a significant improvement in IRR.

16 - Investment sales

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Investment sales
United Kingdom	782	849	1,548
Europe (Aviva Investors)	770	731	1,350
Asia (Aviva Investors)	161	109	266
Asia	117	108	223
Asia Pacific	278	217	489
Total investment sales - continuing operations	1,830	1,797	3,387
Total investment sales - discontinued operations1	170	395	615
Total investment sales	2,000	2,192	4,002

1. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Total investment sales (excluding Delta Lloyd) of £1,830 million were 2% higher than the same period last year (HY10: £1,797 million).
      UK Investment sales were down 8% at £782 million (HY10: £849 million) primarily reflecting the high 2010 comparator which included an exceptional uplift in volumes as investors returned to property funds in the first part of 2010. During the first half of 2011 we have seen strong performance in multi-manager funds, and niche products including global convertibles, index opportunities and property.
      Europe investment sales increased by 5% to £770 million (HY10: £731 million) reflecting increased demand for index opportunities funds while emerging market debt, global convertible and tactical asset allocation funds also continued to attract investment. Sales through Polish distribution channels benefited from a local marketing campaign, which coupled with the expansion of our external distribution network in Poland, resulted in the majority of the sales growth for the region.
      Investment sales in Asia Pacific were 28% higher at £278 million (HY10: £217 million) reflecting higher sales in Australia at £159 million, an increase of 46% on prior year (HY10: £109 million) largely due to the launch of a separately managed account product in 2011. There was also an 8% increase on sales in Asia to £117 million (HY10: £108 million) due to higher portfolio transfer sales and the contribution of the Aviva Advisors channel in Singapore.
      As described above, the results of Delta Lloyd up to 6 May 2011 have been classified as discontinued operations.

Capital management

17 - Capital generation and utilisation

The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operational capital generation a key financial priority.
      The half-year 2011 result of £0.8 billion reinforces our confidence in the capital generation position of the Group. Profits from existing life business remain strong, generating £1.0 billion of capital (HY10: £1.1 billion), with a further £0.3 billion (HY10: £0.3 billion) generated by the general insurance, fund management and non-insurance businesses. Underlying capital generation has improved strongly as the first half of 2010 benefited from the positive impact of the special distribution from the UK with-profit funds, an AXXX reinsurance transaction in the US and a reduction in General Insurance capital requirements as a result of volume changes in prior years. Capital invested in new business remains at £0.5 billion (HY10: £0.5 billion), and continues to benefit from management actions to improve capital efficiency and the utilisation of the RIEESA to finance new business in UK Life. Within the £0.5 billion of capital investment in new business, the life component has reduced by £0.2 billion compared with HY10.  The capital investment in non-life business in the period is broadly neutral compared with the release of £0.2 billion in HY10.

	6 months 2011 £bn	6 months 2010 £bn	Full year 2010 £bn
Operational capital generation:
Life in-force profits1	1.0	1.1	2.1
General insurance, fund management and non-insurance profits	0.3	0.3	0.6
Operational capital generated before investment in new business	1.3	1.4	2.7
Capital invested in new business	(0.5)	(0.5)	(1.0)
Operational capital generated after investment in new business	0.8	0.9	1.7

1. The life in-force profits in full year 2010 excludes the negative impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV analysis of free surplus generated.

Operational capital generation comprises the following components:
-	Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
-	IFRS operating profits for the general insurance and non-life businesses (net of tax and minorities);
-
Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature. Previously the level was assumed to be two times the minimum and did not exclude non-operating items. This change does not have an impact on the 2010 comparatives above.

-	Post disposal, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and non-insurance profits on an IFRS basis.

18 - Internal rate of return and payback period

As set out above, the Group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The internal rates of return on new business written during the period are set out below. We manage new business against a target IRR hurdle rate of 12% or above and a target payback hurdle rate of 10 years or less.

	6 months 2011 IRR %	6 months 2010 IRR %	Full year 2010 IRR %	6 months 2011 Payback period years	6 months 2010 Payback period years	Full year 2010 Payback period years
United Kingdom	16%	15%	15%	7	7	7
France	11%	9%	9%	8	11	9
Ireland	8%	6%	5%	8	10	11
Italy	12%	10%	11%	6	7	6
Poland	20%	25%	25%	5	4	4
Spain	23%	22%	22%	4	4	4
Other Europe	16%	17%	14%	6	5	6
Aviva Europe	14%	12%	13%	6	8	7
North America	14%	14%	14%	5	4	4
Asia Pacific	13%	10%	11%	12	12	13
Total excluding Delta Lloyd	14.3%	12.9%	13.3%	6	7	7
Delta Lloyd	10%	5%	6%	10	19	16
Total	13.9%	12.0%	12.5%	7	8	8

19 - Net asset value

IFRS net asset value per share has reduced during the period to 425p (31 December 2010: 454p), primarily driven by the impact of the partial disposal of Delta Lloyd (see below).  After taking account of the impact of the Delta Lloyd disposal on opening net asset value, IFRS total equity has increased from £14,903 million to £15,205 million.
      MCEV net asset value per share has increased to 554p (31 December 2010: 542p).

Impact of partial disposal of Delta Lloyd on IFRS net asset value
As set out in note A3 - Subsidiaries on page 40, as a result of the partial disposal of Delta Lloyd on 6 May 2011 Aviva's share of Delta Lloyd's voting rights has fallen below 50%, so Delta Lloyd has been deconsolidated. Notwithstanding that Aviva has retained a 43% associate interest in Delta Lloyd's ordinary share capital following the partial disposal, deconsolidation is accounted for as the disposal of the Group's entire 58% interest pre-transaction, resulting in a loss on disposal on the entire 58% interest.
      During the period ended 6 May 2011, Delta Lloyd's total equity decreased by £420 million, from £4,310 million to £3,890 million, mainly due to spreads narrowing by circa 80bps on the yield curve used to value liabilities.
      Aviva's share of Delta Lloyd's total equity at 6 May 2011 was £2,120 million, with £1,770 million owned by non-controlling interests. Given net proceeds of £1,488 million, the movement in ordinary shareholders' equity following the partial disposal is therefore a reduction of £632 million.
      In the income statement, the reported loss is £32 million, as the movement in ordinary shareholders' equity has mostly been offset by a credit of £600 million which represents other reserves relating to Delta Lloyd that have been recycled to the income statement on disposal.

			IFRS			MCEV
	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m	30 June 2011 £m	Restated 30 June 2010 £m	31 December 2010 £m
Total equity at 1 January	17,725	15,086	15,086	20,462	18,561	18,561
Movement in Delta Lloyd equity to 6 May 2011
(Loss)/profit after tax recognised in the income statement, excluding loss on disposal	(492)	-	-	(74)	-	-
Other comprehensive income, net of tax	82	-	-	131	-	-
Other net equity movements	(10)	-	-	(41)	-	-
	(420)	-	-	16	-	-
Deconsolidation of Delta Lloyd:
Movement in ordinary shareholders' equity	(632)	-	-	(157)	-	-
Movement in non-controlling interests	(1,770)	-	-	(1,484)	-	-
	14,903	15,086	15,086	18,837	18,561	18,561

Operating profit after tax - continuing operations	845	779	1,497	904	1,217	2,429
Operating profit after tax - discontinued operations	-	181	428	-	198	208
Non-operating items after tax - continuing operations	(380)	(45)	(275)	(146)	(124)	(696)
Non-operating items after tax - discontinued operations	-	590	242	-	(461)	(195)
Actuarial gains/(losses) on pension schemes	(8)	(255)	1,060	(8)	(255)	1,060
Foreign exchange rate movements	209	(41)	55	394	(449)	(60)
Other comprehensive income, net of tax - continuing operations	(54)	296	380	(71)	37	37
Other comprehensive income, net of tax - discontinued operations	-	(453)	(64)	-	(335)	(198)
Dividends and appropriations net of scrip	(276)	(273)	(548)	(276)	(273)	(548)
Other net equity movements	(34)	(87)	(136)	(3)	(87)	(136)
Total equity at 30 June / 31 December	15,205	15,778	17,725	19,631	18,029	20,462

Preference share capital and direct capital instruments	(1,190)	(1,190)	(1,190)	(1,190)	(1,190)	(1,190)
Non-controlling interests	(1,844)	(3,537)	(3,741)	(2,580)	(3,899)	(3,977)
Net assets attributable to Ordinary shareholders of Aviva plc at 30 June/31 December (excluding preference shares)	12,171	11,051	12,794	15,861	12,940	15,295
Number of shares	2,863	2,800	2,820	2,863	2,800	2,820
Net asset value per share	425p	394p	454p	554p	462p	542p

20 - Financial flexibility

The Group's borrowings are primarily comprised of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.8 billion, the Group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

21 - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2011 £bn	31 December 2010 £bn
Insurance Groups Directive (IGD) capital resources	5.0	10.6	15.6	16.3
Less: capital resource requirement (CRR)	(5.0)	(6.6)	(11.6)	(12.5)
Insurance Group Directive (IGD) excess solvency	-	4.0	4.0	3.8
Cover over EU minimum (calculated excluding UK life funds)		1.6 times		1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £0.2 billion since 31 December 2010 to £4.0 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Operating profits net of other income and expenses	0.5
Movement in Lower Tier II Hybrid	0.4
Dividends net of scrip	(0.3)
Market movements including foreign exchange	(0.3)
Pension scheme funding	(0.2)
Increase in Capital Resource Requirement	(0.1)
Impact of Delta Lloyd sell down	0.1
Increase in market valuation of RAC	0.2
Other	(0.1)
Estimated IGD solvency surplus at 30 June 2011	4.0

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

22 - Sensitivity analysis

The sensitivity of the group's total equity, excluding Delta Lloyd, on an MCEV basis and IFRS basis at 30 June 2011 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

			Equities down 10%
31 December 2010 £bn	MCEV basis	30 June 2011 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
19.0	Long-term savings1	20.0	(0.2)	(0.4)	(0.7)	(1.6)
7.6	General insurance and other	5.4	(0.1)	-	(0.6)	0.4
(6.1)	Borrowings2	(5.8)	-	-	-	-
20.5	Total equity	19.6	(0.3)	(0.4)	(1.3)	(1.2)

31 December 2010 £bn	IFRS basis	30 June 2011 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
15.0	Long-term savings	15.6	(0.2)	(1.0)	(0.3)
8.8	General insurance and other	5.4	(0.1)	(0.6)	0.4
(6.1)	Borrowings2	(5.8)	-	-	-
17.7	Total equity	15.2	(0.3)	(1.6)	0.1

1. Assumes MCEV assumptions adjusted to reflect revised bond yields.
2. Comprising external and subordinated debt.

The HY11 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business. The main financial sensitivities in Delta Lloyd are covered in note C7 - IFRS Sensitivity analysis on page 92.

22 - Sensitivity analysis continued

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.4 billion.
      The 0.5% increased credit spread sensitivities for MCEV and IFRS do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The MCEV and IFRS sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

Group IGD
The sensitivity of the Group's IGD surplus reflects the impact of the hedges we have put in place as part of our long-term strategy to protect the group from extreme market movements. At 30 June 2011 the sensitivity to a 10% fall in global equity markets or a rise of 1% in global interest rates is as follows:

	30 June 2011 £bn	Equities down 10% £bn	Interest rates up 1% £bn
IGD Group surplus	4.0	(0.2)	(0.7)

We expect that a 20% fall in equity markets at 30 June 2011 would reduce IGD by £0.4 billion. The Group's IGD surplus is not materially exposed to further equity market shocks as hedging strategies in place protect against further extreme market shocks.

23 - Risk management

As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders and is closely linked to capital management.
      The Group's risk strategy is to invest its available capital to optimise the balance between return and risk whilst maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:
■ Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
■ Ensure that capital is allocated where it will make the highest returns on a risk-weighted basis; and
■ Meet the expectations of our customers, investors and regulators that we will maintain capital surpluses to ensure we can meet our liabilities even if a number of extreme risks materialise.

Risk environment
The first six months of 2011 have seen continued tensions in the Middle East and North Africa and increasing concerns over the levels of sovereign debt within and, to a lesser degree, outside the eurozone. Interest rates remained low in developed markets and inflationary threats increased. Despite these potential headwinds, equity markets rose modestly in the UK, Europe and the US and credit spreads narrowed. Discussions over key aspects of the future European Solvency II regime have progressed, although some uncertainty remains.

Risk profile
The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2011 and remain credit, market, life insurance, general insurance, liquidity, operational and reputational risks as described on pages 68 and 69 in the 2010 annual report. However, the reduction of the shareholding in Delta Lloyd has decreased the Group's IFRS balance sheet risks and, in particular, has led to a substantial fall in equity and mortgage risk exposures. The reduction of the shareholding in Delta Lloyd also resulted in a modest reduction in the Group's underlying exposures to equity, credit, property, interest rate and inflation risks when measured on an economic capital basis. The Group has broad ranging investment restrictions in place on sovereign and corporate exposure to Greece, Ireland, Italy, Portugal and Spain and has actively reduced exposure to the most vulnerable countries. The Group continues to pursue its strategy of focusing on the more profitable business lines. Overall the Group was operating within its quantitative economic capital and liquidity risk appetites at the 30 June 2011.
      We provide more detail on the risk profile and risk management approach in note A17 - Risk Management on page 64 on the material risks and uncertainties facing the Group for the next six months. Our risk management processes ensure close and ongoing monitoring of all our capital measures and control any mismatch between our assets and liabilities. These processes include the use of derivative hedges which are described in more detail below.

Equity hedging
Alongside use of derivatives for portfolio management and the local management of equity risk within each business unit, the Group has maintained a long-term strategy to manage its residual overall equity risk through the use of derivatives. As at 30 June 2011 the

23 - Risk management continued

Group's shareholder funds held £6 billion notional of equity hedges, with up to 3 months to maturity with a strike of 76% of the prevailing market levels on the 30 June 2011.

Interest rate hedging
Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. The most material examples of uses to hedge guarantees relate to guaranteed annuity exposures in both the UK and Ireland. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.

Currency hedging
At a Group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forward contracts to provide certainty regarding the sterling value to be received by Group. Derivatives have also been used to reduce foreign exchange balance sheet translation risk. At 30 June 2011 the Group had in place zero cost collar Euro and Canadian Dollar hedges with a notional value of £2.0 billion and £0.3 billion respectively. These hedges are used to protect the Group's capital against a significant depreciation in the local currency versus sterling.

24 - Return on capital employed

The Group measures its return on capital employed on both an IFRS and MCEV basis. On an IFRS basis return on equity shareholders' funds is 12.8% (31 December 2010: 14.8%). Although operating profit after tax and minority interests has increased (on an annualised basis) since full year 2010, the main driver of the decrease in RoCE is the 24% growth in the capital base from £10.4 billion at the start of 2010 to £12.8 billion at the start of 2011, driven by profits in the period and actuarial gains on staff pension schemes. On an MCEV basis return on equity shareholders' funds is 11.5% (31 December 2010: 16.4%) decreasing due to similar factors.

	IFRS		MCEV
	Annualised 30 June 2011%	31 December 2010%	Annualised 30 June 2011%	31 December 2010%
Life assurance	11.7%	10.4%	10.1%	13.8%
General insurance and health	12.6%	15.3%	12.6%	15.3%
Fund management	26.0%	29.9%	6.1%	9.1%
Other business	99.2%	19.3%	94.1%	18.7%
Corporate	31.0%	24.3%	31.0%	24.3%
Return on total capital employed (excluding Delta Lloyd)	10.0%	10.4%	8.8%	13.2%
Delta Lloyd	7.7%	11.0%	12.3%	5.5%
Return on total capital employed	9.5%	10.5%	9.3%	11.9%
Subordinated debt	4.7%	4.5%	4.7%	4.5%
External debt	1.6%	2.8%	1.6%	2.8%
Return on total equity	11.4%	12.8%	10.9%	14.2%
Less: Non-controlling interests	9.6%	9.4%	11.3%	10.0%
Direct capital instrument	-	4.2%	-	4.2%
Preference capital	9.0%	8.5%	9.0%	8.5%
Return on equity shareholders' funds	12.8%	14.8%	11.5%	16.4%

25 - EEV equivalent embedded value

The embedded value of Aviva shown below is based on the projected future profits allowing for expected investment returns in excess of risk-free, and discounts those profits at a risk-discount rate. This result is deemed more comparable to our UK insurers who publish European Embedded Value (EEV) than market consistent embedded value.
      The expected release of future profits and required capital is shown in five-year groups. Projected cash flows are those used for Implied Discount Rate (IDR) calculations for in-force business.
      The discount rate applied is 7.20% (FY10: 7.75%), based on a risk-free rate of 3.7%, a risk margin of 3.10% and an allowance for the time value of options and guarantees of 0.4%.
      The new business margin on continuing operations (net of tax and non-controlling interests) for business written during the period to 30 June 2011 is 2.6% (MCEV: 1.8%).

Segmental analysis of life and related business EEV equivalent embedded value

	Net worth			VIF on traditional embedded value			Embedded value
	30 June 2011 £bn	30 June 2010 £bn	31 December 2010 £bn	30 June 2011 £bn	30 June 2010 £bn	31 December 2010 £bn	30 June 2011 £bn	30 June 2010 £bn	31 December 2010 £bn
United Kingdom	4.0	3.8	4.1	3.3	2.9	2.8	7.3	6.7	6.9
Aviva Europe	3.4	2.8	3.1	3.1	2.8	3.0	6.5	5.6	6.1
North America	1.3	1.3	1.2	1.5	0.8	1.3	2.8	2.1	2.5
Asia Pacific	0.3	0.3	0.3	0.4	0.2	0.3	0.7	0.5	0.6
Total covered business excluding Delta Lloyd	9.0	8.2	8.7	8.3	6.7	7.4	17.3	14.9	16.1
Delta Lloyd1	-	1.2	1.3	-	0.8	0.9	-	2.0	2.2
Total covered business	9.0	9.4	10.0	8.3	7.5	8.3	17.3	16.9	18.3
Non-covered business1							1.5	(0.4)	0.4
Total Group EV							18.8	16.5	18.7
Less preference share capital and direct capital instruments							(1.2)	(1.2)	(1.2)
Equity attributable to ordinary shareholders on an EV basis							17.6	15.3	17.5

1.Delta Lloyd is included in covered business at 31 December 2010 and in non-covered business at 30 June 2011.

Maturity profile of undiscounted EEV equivalent embedded value cash flows

Total in-force business
To show the profile of the free surplus emergence implicit in the traditional embedded value calculation for in-force business, the cash flows have been split into five year tranches depending on the date when the profit is expected to emerge.

30 June 2011		Release of future profits and required capital					Total net of non- controlling interest
£bn	Free surplus	0-5	6-10	11-15	16-20	20+
United Kingdom	1.1	2.6	3.0	2.4	1.9	4.5	14.4
Aviva Europe	0.4	3.4	2.6	2.0	1.6	3.2	12.8
North America	(0.2)	1.9	1.2	0.7	0.6	0.9	5.3
Asia Pacific	0.1	0.3	0.2	0.1	0.1	0.2	0.9
Total	1.4	8.2	7.0	5.2	4.2	8.8	33.4

31 December 2010		Release of future profits and required capital					Total net of non- controlling interest
£bn	Free surplus	0-5	6-10	11-15	16-20	20+
United Kingdom	1.1	2.4	2.9	2.4	1.9	4.4	14.0
Aviva Europe	0.2	3.5	2.4	1.9	1.5	2.5	11.8
North America	(0.2)	1.9	1.0	0.7	0.5	0.7	4.8
Asia Pacific	0.1	0.3	0.2	0.1	0.1	0.2	0.9
Total excluding Delta Lloyd	1.2	8.1	6.5	5.1	4.0	7.8	31.5
Delta Lloyd1	0.4	1.1	0.8	0.7	0.6	1.3	4.5
Total	1.6	9.2	7.3	5.8	4.6	9.1	36.0

1. Delta Lloyd is included in covered business at 31 December 2010 and in non-covered business at 30 June 2011.

Analysis of assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.
      During 2011 Aviva has completed a partial disposal of its equity holding in Delta Lloyd. At 31 December 2010 Aviva held a controlling interest of 58% in Delta Lloyd's issued equity, and as a result and in accordance with IFRS, consolidated 100% of Delta Lloyd's assets and liabilities. At 30 June 2011 Aviva held 42% of Delta Lloyd's issued equity and is no longer considered to have control of Delta Lloyd. The Group therefore no longer consolidates Delta Lloyd's assets and liabilities as at 30 June 2011. In place of 100% of Delta Lloyd's assets, there is a substantial asset shown as a 'Share in joint ventures and associates' which represents Aviva's equity share of Delta Lloyd. As a result, a direct comparison of the 31 December 2010 and 30 June 2011 balance sheets for asset quality purposes would be distorted by the effect of this deconsolidation. Throughout the disclosure, therefore, Delta Lloyd has been excluded for the purposes of the 31 December 2010 balance sheet to allow a proper comparison. Aviva continues to actively monitor the quality of Delta Lloyd's balance sheet and manages the Group's balance sheet holistically including all sources of risk within our overall risk appetite.

26 - Total assets

30 June 2011	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Loans	-	6,232	18,608	24,840	(12)	24,828
Financial investments						-
Debt securities	14,997	85,861	54,796	155,654	-	155,654
Equity securities	23,295	12,103	1,237	36,635	-	36,635
Other investments	27,898	5,745	2,077	35,720	(3)	35,717
Total loans and financial investments	66,190	109,941	76,718	252,849	(15)	252,834

Cash and cash equivalents	4,334	10,259	8,553	23,146	(40)	23,106
Other assets	6,679	12,671	27,261	46,611	(673)	45,938
Assets of operations classified as held for sale	-	-	-	-	728	728
Total	77,203	132,871	112,532	322,606	-	322,606
Interest in Delta Lloyd as an associate	-	-	1,061	1,061	-	1,061
Total (excluding Delta Lloyd as an associate)	77,203	132,871	111,471	321,545	-	321,545
Total % (excluding Delta Lloyd as an associate)	24.0%	41.3%	34.7%	100.0%	-	100.0%
FY10 as reported	85,462	136,787	147,858	370,107	-	370,107
Delta Lloyd	10,947	8,815	39,501	59,263	-	59,263
FY10 Total (excluding Delta Lloyd)	74,515	127,972	108,357	310,844	-	310,844
FY10 Total % (excluding Delta Lloyd)	24.0%	41.2%	34.8%	100.0%	-	100.0%

The assets and liabilities of operations classified as held for sale as at 30 June 2011 relate to RAC Limited (formerly RAC plc), our investment management business in Australia and our interest in a joint venture in Taiwan.

26 - Total assets continued

Total assets - Valuation bases

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m
Policyholder assets	74,948	1,969	286	77,203	72,280	1,644	591	74,515
Participating fund assets	120,672	10,617	1,582	132,871	118,517	8,936	519	127,972
Shareholder assets	82,773	27,782	916	111,471	80,176	26,591	1,590	108,357
Total	278,393	40,368	2,784	321,545	270,973	37,171	2,700	310,844
Total %	86.6%	12.5%	0.9%	100.0%	87.2%	11.9%	0.9%	100.0%

The proportion of total assets measured at fair value (which includes 100% of financial investments) has remained stable at 86.6% (31 December 2010: 87.2%). The principal asset classes measured at fair value are loans, debt securities, equity securities and other financial investments.

Total assets - financial investments

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m
Debt securities	151,271	8,270	(3,887)	155,654	145,418	7,104	(3,671)	148,851
Equity securities	32,981	5,595	(1,941)	36,635	32,077	5,431	(2,038)	35,470
Other investments	34,732	1,868	(880)	35,720	33,225	2,733	(618)	35,340
Total1	218,984	15,733	(6,708)	228,009	210,720	15,268	(6,327)	219,661

1. Includes assets classified as held for sale.

All unrealised losses on financial investments have been recognised in profit or loss, except unrealised losses on those financial investments classified as available-for-sale (AFS). Unrealised losses on AFS financial investments are recognised in profit or loss on disposal or in the event of impairment. Since the disposal of Delta Lloyd the Group no longer has any significant direct interest in financial investments classified as available for sale other than debt securities. Total unrealised losses on available for sale debt securities at 30 June 2011 were £115 million (2010: £373 million).
      The total impairment expense for the period for AFS debt securities was £8 million (31 December 2010: £79 million) of which £7 million relates to Alt-A securities in our U.S. business. These are not yet in default but continued deterioration in market values and defaults on more junior tranches are considered indicators of impairment.

27 - Shareholders' assets

As at 30 June 2011, total shareholder investments in loans and financial investments included within shareholder assets was £76.7 billion (31 December 2010 excluding Delta Lloyd: £75.5 billion), including loans of £18.6 billion, debt securities of £54.8 billion, equity securities of £1.2 billion and other investments of £2.1 billion.

Shareholders' assets - loans

30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	14	231	38	290
Loans and advances to banks	856	-	-	-	856
Mortgage loans - securitised	1,916	-	-	-	1,916
Mortgage loans - non-securitised	13,155	1	2,109	-	15,265
Other loans	177	4	98	2	281
Total	16,111	19	2,438	40	18,608
FY10 Total (excluding Delta Lloyd)	15,899	18	2,256	40	18,213

Our well diversified UK Life commercial mortgage portfolio remains of high quality, with low levels of default losses recorded in the period. Loan Interest Cover (LIC) remains strong at 1.32 times and over 97% of mortgages are neither in arrears nor otherwise impaired. The average LTV has remained relatively stable at 93% (31 December 2010: 95%).

      The valuation allowance (including supplementary provisions) made in the UK for corporate bonds and commercial mortgages (including healthcare mortgages) carried at fair value equates to 66bps and 79bps respectively at 30 June 2011 (31 December 2010: 63bps and 78bps respectively). This is equivalent to a valuation allowance of £1.3 billion (31 December 2010: £1.3 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio. In addition, we hold £91 million (31 December 2010: £60 million) of provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.

Shareholders' assets - financial investments

			30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities	21,757	32,267	772	54,796	21,040	32,285	845	54,170
Equity securities	460	400	377	1,237	472	276	365	1,113
Other investments	427	1,256	394	2,077	512	1,174	351	2,037
Total	22,644	33,923	1,543	58,110	22,024	33,735	1,561	57,320
Total %	39.0%	58.3%	2.7%	100.0%	38.4%	58.9%	2.7%	100.0%

During the period, there has been an increase to 39.0% (31 December 2010: 38.4%) in the proportion of shareholder financial investments classified as "Level 1", which means that they are valued using quoted prices in active markets.
      The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84% (2010: 84%).

27 - Shareholders' assets continued

Shareholders' assets - debt securities

					Rating
30 June 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Government	7,387	3,308	1,130	365	163	86	12,439
Corporate	1,557	5,291	12,970	10,335	1,467	4,439	36,059
Certificates of deposits	-	161	160	117	108	20	566
Structured	3,465	597	709	337	542	82	5,732
Total	12,409	9,357	14,969	11,154	2,280	4,627	54,796
Total %	22.6%	17.1%	27.3%	20.4%	4.2%	8.4%	100.0%
FY10 Total (excluding Delta Lloyd)	13,280	8,112	14,796	10,936	2,146	4,900	54,170
FY10% (excluding Delta Lloyd)	24.5%	15.0%	27.3%	20.2%	4.0%	9.0%	100.0%

We grade debt securities according to current external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the second highest of the available ratings from Standard & Poor's, Moody's and Fitch. If a credit rating is available from only one of these three rating agencies then this rating is used. If an individual security has not been given a credit rating by any of these three rating agencies, the security is classified as "not rated".
      For the tables in this document we have used the standard Standard & Poor's rating classifications. Investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. Where we use a rating provided by Moody's or Fitch, we have expressed it as the Standard & Poor's equivalent rating. For example, we consider Standard & Poor's rating of AA (very strong) to be equivalent to Moody's rating of AA (excellent) and Fitch's rating of AA (very strong).
      During the first two quarters of 2011, the proportion of our shareholder debt securities that are investment grade remained relatively stable at 87.4% (31 December 2010 (excluding Delta Lloyd): 87.0%). The remaining 12.6% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 4.2% are debt securities that are rated as below investment grade

■ 3.7% are US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC),
        a US national regulatory agency

■ 4.7% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £2.1 billion (3.8% of total shareholder debt securities) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
      £0.8 billion (31 December 2010: £0.9 billion) of shareholder holdings in debt securities represent exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain. This corresponds to just 0.3% of total balance sheet assets at 30 June 2011. Net of non-controlling interests, our exposure to these governments is reduced to £0.5 billion (31 December 2010: £0.7 billion). Exposure to Greece is less than £1 million (31 December 2010: £3.4 million). A further £1.8 billion (31 December 2010: £1.8 billion) of exposures to these governments are held in participating fund assets (£1.4 billion net of non-controlling interests), shareholder market risk exposure to these assets is governed by the nature and extent of shareholder participation in these funds. In addition, our shareholder exposure (net of non-controlling interests) to the Italian government is £0.9 billion. All of these bonds are held on a mark to market through the profit and loss basis under IAS 39, and therefore our balance sheet and profit and loss statement already reflect any reduction in value between the date of purchase and the balance sheet date.
      Within structured assets, the group continues to have very limited exposure (3% of total balance sheet assets) to sub-prime and Alt A RMBS, ABS, Wrapped Credit, CDOs and CLOs. Of our remaining exposures to RMBS, the majority are backed by US Government Sponsored Entities, and so are considered to have minimal credit risk.

End of part 2 of 5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary